Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: July 6, 2006

Pursuant to the determination of the Comissão de Valores Mobiliários and in accordance with the provisions of Instruction CVM 358 and further to announcements previously made, Arcelor (“Arcelor”) and Mittal Steel Company N.V. (“Mittal Steel” and together with Arcelor, the “Parties”) hereby provide additional information regarding the Revised Offer, as defined below, and its consequences for the shareholders of Arcelor Brasil S.A. (“Arcelor Brasil”) and Acesita S.A. (“Acesita”).

Arcelor, Mittal Steel and Mittal Steel´s current controlling shareholder (Mr. Lakshmi Mittal and his family) entered into a Memorandum of Understanding on June 25, 2006 (“MOU”) whereby Arcelor and Mittal Steel have agreed to combine in a merger of equals following the successful completion of a tender offer by Mittal Steel for all of the outstanding shares and convertible bonds of Arcelor (this offer including any subsequent, related offer, the “Revised Offer”). After the completion of such merger, the new corporate name of Arcelor will be “Arcelor-Mittal”.

The Revised Offer involves an offer by Mittal Steel to exchange up to 100% of Arcelor´s outstanding shares and convertible bonds for cash and shares of Mittal Steel in the overall proportion of 31% cash and 69% Mittal Steel shares. The Revised Offer shall expire on July 13, 2006, unless extended.

The Parties expect that, upon completion of the Revised Offer, Arcelor will continue not to have an ultimate controlling shareholder as neither the current controlling shareholder of Mittal Steel nor any other shareholder would be in a position to hold 50% plus one share of Mittal Steel. Additionally, under the terms of the MOU, neither Mr. Lakshmi Mittal and his family nor any other shareholder will be capable of appointing the majority of the members of the respective boards of directors of either Arcelor or Mittal Steel.

The Parties understand that, should their expectations be met, the transactions provided in the MOU will not constitute an alienation of control of Arcelor Brasil or Acesita for purposes of article 254-A of the Brazilian Corporation Law and of articles 8 to 10 of the by-laws of Arcelor Brasil. Therefore, no mandatory tender offer to minority shareholders of such companies is expected to be required.

The undersigned will continue to keep both the shareholders of Arcelor Brasil, and Acesita and the market duly informed of developments in the Revised Offer, including whether the Revised Offer is completed as expected by the Parties, and will disclose any material information with respect thereto in accordance with the requirements of Instruction CVM 358.

A Portuguese free translation of the MOU is available at the website of Arcelor Brasil (www.arcelor.com.br) and Acesita (www.acesita.com.br).

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Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed and will file important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of supplements thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169) and July 4, 2006 (AMF no. 06-250), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and supplements thereto approved by the AFM on May 31, 2006, June 23, 2006 and July 4, 2006 and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer, an Amended and Restated Prospectus and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Amended and Restated Prospectus and related documents are available on the SEC’s website at www.sec.gov.

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